Instacare Corp. Announces Record Revenues, Narrowing of Losses for Fiscal 2006

Thursday April 19, 8:45 am ET

New Business Model Drives 242% Increase in Revenues, 33% Narrowing of Operating Loss and 43% Narrowing of Net Loss

NEW YORK--(BUSINESS WIRE)--Instacare Corp. (OTCBB:ISCR - News), a leading developer of patent-pending technologies for e-health and EMR applications, a significant Wi-Fi PDA technology provider to the lodging industry, and the distributor of life-saving prescription drugs and diagnostics, today reported record financial results for the year ended December 31, 2006. The results showed dramatic improvements in the Company's revenue and a significant narrowing of its net loss, in line with the Company's revamped business model.

2006 Highlights:

•

The Company successfully resolved litigation against former director and merger target Ronald Kelly, as well as a former vendor, Investor Relations Services, winning in aggregate $200,000 in judgments plus indeterminate fees.

•

Instacare has implemented of a series of Supply Chain medical products agreements. These buying arrangements position Instacare and its Medicius and PharmaTech subsidiaries to immediately channel a portfolio of products into the $12+ billion worldwide ostomy and the $4+ billion chronic wound care health sectors. Instacare will initially distribute ostomy and wound care products from five separate companies that collectively comprise more than 68% of the North American markets' current revenue.

•	InstaCare reported its first-ever quarterly profit in 2006 and announced a special 8 1/3% special stock dividend.

Financial Results

For the year, the Company reported revenues of $19.2 million, an increase of 242.3% compared to revenue of $5.6 million for 2005. The increase in revenue was a direct result of the Company's market focus towards the direct sale of diabetic test strips into several prescription diagnostic products channels. Cost of sales for the fiscal year was $19.2 million, an increase of 275.3% from $5.1 million for the fiscal year ended December 31, 2005. The increase in the cost of sales in the current period was a result of the Company's increased sales during the fourth quarter and a change in product mix that was temporarily weighted toward higher-cost suppliers, where Instacare traded higher cost for longer term product availability and where discount structure would ultimately benefit the Company. In addition, pursuant to supplier agreements, Instacare was to receive volume rebates on bulk purchases totaling $564,107. At December 31, 2006, the Company had not received payment on the accrued rebates and had doubt as to future collectability, resulting in a write-down of that amount due at December 31, 2006, although the company will continue to its efforts to collect the rebates. Gross profit as a percentage of sales decreased from 8.9% for the 2005 fiscal year to 0.2% for the fiscal year ended December 31, 2006, the result of a change in the Company's product mix described above as well as the doubtful near term collection of the rebates.

"Fiscal 2006 represented a milestone year and positioned us for broader success in 2007," commented Keith Berman, Principal Executive Officer of Instacare. "Unfortunately, we were challenged by litigation related to the unethical misdeeds of two former executives and a potential vendor who truly damaged the company. We are pleased to have emerged victorious in these matters, and look forward to securing compensation related to our judgments and legal fees. More importantly, with these distractions out of the way, we can focus entirely on further accelerating the growth of our business. Our new business model, as evidenced by the distribution contracts we have signed, enabled us to more than triple our revenues in 2006. Yet, we have just barely scratched the surface of the opportunity before us. We look forward to a record year in 2007, with continued exceptional top-line growth, further narrowing of our losses and a solid step towards consistent profitability."

Total operating expenses for the year were $2.3 million, a decrease of 40.9% compared to total operating expenses of $4.0 million last year. During the year, the Company had a 65.1% increase in general and administrative expenses, primarily due to litigation and the expansion of the Company's new business plan, more than offset by a 51.2% reduction in fees for consulting services.

As a result of the increase in revenues and the decrease in operating expenses, the Company reported an operating loss of $2.3 million, a 33.3% decrease from the operating loss of $3.4 million last year.

The net loss for the year was $2.8 million, or $0.34 per basic and fully diluted share (based on 8.1 million shares) compared to a net loss of $4.8 million, or $0.85 per basic and fully diluted share (based on 5.7 million shares) for fiscal 2005. This represented a 42.9% narrowing of the Company's net loss.

"We made tremendous operational progress in 2006, reducing our reliance on outside consultants and making significant improvements in our total operating expenses," Mr. Berman continued. "As we build on this progress in 2007, we continue to move towards consistent profitability."

"We remain unique in the industry," Mr. Berman concluded. "Our technology fills a compelling need in the healthcare industry, and our distribution model, which is tied to our technology products, continues to expand. We are working actively to expand our national footprint to better capitalize on the expanding and emerging markets we are servicing with new and enhanced product offerings."

Safe Harbor Statement

This release contains forward-looking statements about our business or financial condition that reflect our assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. There may be other risks and circumstances that we are unable to predict. When used in this release, words such as "believes," "expects," "forecasts," "intends," "projects," "plans," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain statements not accompanied by such expressions.

For further information, please contact: Carla Hintz, The Wells Group, 480-391-7400 or visit the company's Web Site: www.instacare.net.

INCOME:

	For the Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%

Revenue	$19,220,265	$5,614,313	$13,605,952	242%

Cost of Sales	19,186,237	5,112,629	14,073,608	275%

Gross Profit	34,028	501,684	(467,656)	(93%)

Gross Profit Percentage of Sales	0.18%	8.9%		(8.72%)

EXPENSES:

	For the Year Ended December 31,		Increase / (Decrease)
	2006	2005
	Amount	Amount	$	%
Expenses:
General & administrative expenses	$ 637,463	$ 386,037	$ 251,426	65%
Consulting services	569,743	1,166,706	(596,963)	(51%)
Payroll expense	485,627	824,098	(338,471)	(41%)
Professional fees	592,968	353,887	239,081	68%
Depreciation	48,027	52,546	(4,519)	(9%)
Impairment loss on operating assets	--	1,167,717	--	--
Total expenses	2,334,128	3,950,991	(1,616,863)	(41%)

Net operating (loss)	(2,300,100)	(3,449,307)	(1,149,207)	(33%)

Other income (expense):
Loss – related party	--	(377,778)	--	--
Loss on debt settlement	--	(19,838)	--	--
Financing costs	(249,408)	(562,973)	(313,565)	(56%)
Interest (expense)	(205,302)	(413,412)	(208,110)	(50%)
Net (loss)	$(2,754,810)	$(4,823,308)	$(2,068,498)	(43%)

Contact:

The Wells Group for instaCare

Carla Hinta, 480-391-7400

chintz@thewellsgroupinc.com

http://www.instacare.net